SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Diplomat Pharmacy, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

25456K 101

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25456K 101

1	Name of Reporting Person: Philip R. Hagerman

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power: 8,192,820

	6	Shared Voting Power: 9,133,895

	7	Sole Dispositive Power: 8,192,820

	8	Shared Dispositive Power: 9,133,895

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,326,715(1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11	Percent of Class Represented by Amount in Row (9): 22.8% (See Item 4 herein)

12	Type of Reporting Person: IN

(1) Includes a restricted stock award of 33,259 shares of common stock.

1	Name of Reporting Person: The 2007 Hagerman Family GST Trust

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Citizenship or Place of Organization: Michigan

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power: 0

	6	Shared Voting Power: 3,391,609

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 3,391,609

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,391,609

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11	Percent of Class Represented by Amount in Row (9): 4.5% (See Item 4 herein)

12	Type of Reporting Person: OO

1	Name of Reporting Person: JH GST Trust

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Citizenship or Place of Organization: Michigan

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power: 0

	6	Shared Voting Power: 3,600,091

	7	Sole Dispositive Power: 0

	8	Shared Dispositive Power: 3,600,091

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,600,091

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11	Percent of Class Represented by Amount in Row (9): 4.7% (See Item 4 herein)

12	Type of Reporting Person: OO

1	Name of Reporting Person: Jocelyn Hagerman

2	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3	SEC Use Only:

4	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power: 367,528

	6	Shared Voting Power: 7,242,035

	7	Sole Dispositive Power: 367,528

	8	Shared Dispositive Power: 7,242,035

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,609,563

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11	Percent of Class Represented by Amount in Row (9): 10.0% (See Item 4 herein)

12	Type of Reporting Person: IN

END OF COVER PAGE

The Reporting Persons named in Item 2 below are hereby jointly filing this Schedule 13G/A (this “Statement”) because due to certain relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own the same securities named in Item 4 below by one of the Reporting Persons.  In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13G/A (the “Joint Filing Agreement”), a copy of which is attached hereto as Exhibit 1.

Item 1.
	(a)	Name of Issuer. Diplomat Pharmacy, Inc.
	(b)	Address of Issuer’s Principal Executive Offices. 4100 S. Saginaw Street, Flint, MI 48507

Item 2.
(a)

Name of Persons Filing (collectively, the “Reporting Persons”).
(i)                                     Philip R. Hagerman

(ii)                                  The 2007 Hagerman Family GST Trust (the “2007 Trust”)

(iii)                               JH GST Trust (the “JH Trust”)

(iv)                              Jocelyn Hagerman

	(b)	Address or principal business office or, if none, residence. The principal business address for each of the Reporting Persons is 4100 S. Saginaw Street, Flint, MI 48507.
	(c)	Citizenship or place of organization. Mr. and Mrs. Hagerman are citizens of the United States of America. Both the 2007 Trust and the JH Trust were organized in the State of Michigan.
	(d)	Title of Class of Securities. Common Stock, no par value
	(e)	CUSIP No. 25456K 101

Item 3.	If this statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4.	Ownership.†

				(c) Number of Shares as to which the person has:
Name	(a) Amount Beneficially Owned		(b) Percent of Class*	Sole Power to Vote or to Direct the Vote		Shared Power to Vote or to Direct the Vote		Sole Power to Dispose or to Direct the Disposition of		Shared Power to Dispose or to Direct the Disposition of
Philip R. Hagerman(1)	17,326,715	(2)	22.8	8,192,820	(3)	9,133,895	(4)	8,192,820	(3)	9,133,895	(4)
2007 Hagerman Family GST Trust(1)	3,391,609		4.5%	0		3,391,609		0		3,391,609
JH GST Trust(1)	3,600,091		4.7%	0		3,600,091		0		3,600,091
Jocelyn Hagerman(1)	7,609,563		10.0%	367,528	(5)	7,242,035	(6)	367,528	(5)	7,242,035	(6)

(1)         By reason of the provisions of Rule 13d-3 of the Act, Mr. and Mrs. Hagerman may be deemed to beneficially own the shares beneficially owned by the trusts for which they serve as trustee.  Both Mr. and Mrs. Hagerman disclaim beneficial ownership of the securities owned by the trusts except to their pecuniary interest therein.

(2)         Represents the following: 2,612 shares owned directly by Mr. Hagerman, 1,280,099 shares of Common Stock held by the Philip R. Hagerman Revocable Trust, 3,391,609 shares of Common Stock held by the 2007 Hagerman Family GST Trust, 3,600,091 shares of Common Stock held by the JH GST Trust, 1,475,876 shares of Common Stock held by the 2013 Irrevocable Exempt Trust for Thomas R. Hagerman, 1,475,876 shares of Common Stock held by the 2013 Irrevocable Exempt Trust for Taylor G. Hagerman, 1,311,292 shares of Common Stock held by the 2013 Irrevocable Exempt Trust for Jennifer K. Hagerman, 1,075,293 shares of Common Stock held by the 2013 Irrevocable Exempt Trust for Megan Lineberger, 313,337 shares of Common Stock held by the 2014 Irrevocable Exempt Trust for Thomas R. Hagerman, 313,337 shares of Common Stock held by the 2014 Irrevocable Exempt Trust for Taylor G. Hagerman, 313,337 shares of Common Stock held by the 2014 Irrevocable Exempt Trust for Jennifer K. Hagerman, 313,337 shares of Common Stock held by the 2014 Irrevocable Exempt Trust for Megan Lineberger, 367,528 shares of Common Stock held by the Jocelyn Hagerman Living Trust, 263,500 shares of Common Stock held by the JH Marital Trust, 272,000 shares of Common Stock held by the PH Marital Trust, 394,910 shares of Common Stock held by the Irrevocable Trust for Thomas Hagerman, 394,910 shares of Common Stock held by the Irrevocable Trust for Taylor Hagerman, 367,256 shares of Common Stock held by the Irrevocable Non-Exempt Trust for Taylor Hagerman, and 367,256 shares of Common Stock held by the Irrevocable Non-Exempt Trust for Thomas Hagerman.  Mr. Hagerman disclaims beneficial ownership of these shares and this report shall not be deemed as an admission of beneficial ownership of the reported securities.  Also includes a restricted stock award of 33,259 shares of common stock.

(3)         Represents the following owned by trusts for which Mr. Hagerman is the sole trustee: 1,280,099 shares of Common Stock held by the Philip R. Hagerman Revocable Trust, 3,600,091 shares of Common Stock held by the JH GST Trust, 1,311,292 shares of Common Stock held by the 2013 Irrevocable Exempt Trust for Jennifer K. Hagerman, 1,075,293 shares of Common Stock held by the 2013 Irrevocable Exempt Trust for Megan Lineberger, 313,337 shares of Common Stock held by the 2014 Irrevocable Exempt Trust for Jennifer K. Hagerman, 313,337 shares of Common Stock held by the 2014 Irrevocable Exempt Trust for Megan Lineberger, and 263,500 shares of Common Stock held by the JH Marital Trust. Also includes: (i) 2,612 shares held directly by Mr. Hagerman and (ii) a restricted stock award of 33,259 shares of common stock.

(4)         Includes the following owned by trusts for the benefit of Mr. Hagerman’s minor children: 394,910 shares of Common Stock held by the Irrevocable Trust for Thomas Hagerman, 394,910 shares of Common Stock held by the Irrevocable Trust for Taylor Hagerman, 367,256 shares of Common Stock held by the Irrevocable Non-Exempt Trust for Taylor Hagerman, and 367,256 shares of Common Stock held by the Irrevocable Non-Exempt Trust for Thomas Hagerman.  Also includes 7,609,563 shares beneficially owned by Jocelyn Hagerman.

(5)         Represents the following owned by trusts for which Mrs. Hagerman is the sole trustee: 367,528 shares of Common stock held by the Jocelyn Hagerman Living Trust.

(6)         Represents the following owned (i) by trusts for which Mrs. Hagerman is a co-trustee:272,000 shares of Common Stock held by the PH Marital Trust.  Amy Glenn serves as co-trustee of the PH Marital Trust; and (ii) the following indirectly owned by Mrs. Hagerman through trusts for which Ms. Glenn acts as trustee: 3,391,609 shares of Common Stock held by the 2007 Hagerman Family GST Trust, 313,337 shares of Common Stock held by the 2014 Irrevocable Exempt Trust for Thomas Hagerman, 313,337 shares of Common Stock held by the 2014 Irrevocable Exempt Trust for Taylor Hagerman, 1,475,876 shares of Common Stock held by the 2013 Irrevocable Exempt Trust for Thomas R. Hagerman, and 1,475,876 shares of Common Stock held by the 2013 Irrevocable Exempt Trust for Taylor G. Hagerman.  Ms. Glenn disclaims beneficial ownership of the securities owned by the trusts

† The foregoing shares were disposed of in connection with the closing on February 10, 2020 of the merger of Denali Merger Sub, Inc. with and into the Issuer.

* As of December 31, 2019 (based on 76,000,791 shares of the Issuer’s Common Stock outstanding as reported by the Issuer to the Reporting Persons).

Item 5.                     Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

As of February 14, 2019, the 2007 Hagerman Family GST Trust and JH Trust no longer are the beneficial owners of more than five percent (5%) of the Issuers’ Common Stock.  However, the shares held by such trusts will continue to be reported by Phil and Jocelyn Hagerman, as applicable, in future amendments absent any change in trustees.

Item 6.                     Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.                     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.                     Identification and Classification of Members of the Group.

Not applicable.

Item 9.                     Notice of Dissolution of Group.

Not applicable.

Item 10.              Certification.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020

PHILIP R. HAGERMAN
/s/ PHILIP R. HAGERMAN
Philip R. Hagerman, individually

THE 2007 HAGERMAN FAMILY GST TRUST
/s/ AMY GLENN
Name: Amy Glenn
Title: Trustee

JH GST TRUST
/s/ PHILIP R. HAGERMAN
Name: Philip R. Hagerman
Title: Trustee

JOCELYN HAGERMAN
/s/ JOCELYN HAGERMAN
Jocelyn Hagerman, individually

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1)(iii) of the Securities Exchange Act of 1934, each of the undersigned agrees that a single joint Schedule 13G and any amendments thereto may be filed on behalf of each of the undersigned with respect to the securities held by each of them in Diplomat Pharmacy, Inc.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 14, 2020.

PHILIP R. HAGERMAN
/s/ PHILIP R. HAGERMAN
Philip R. Hagerman, individually

THE 2007 HAGERMAN FAMILY GST TRUST
/s/ AMY GLENN
Name: Amy Glenn
Title: Trustee

JH GST TRUST
/s/ PHILIP R. HAGERMAN
Name: Philip R. Hagerman
Title: Trustee

JOCELYN HAGERMAN
/s/ JOCELYN HAGERMAN
Jocelyn Hagerman, individually

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